

Mail Stop 6010

November 7, 2008

Joseph S. Durko
Vice President, Corporate Controller and
Chief Accounting Officer
Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, New York 11788-3728

> **Re:** **Standard Microsystems Corporation**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **File No. 0-07422**

Dear Mr. Durko:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief